UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Chordiant Software, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

170404305

(CUSIP Number)

Symphony Technology Group, LLC

2475 Hanover Street

Palo Alto, CA 94304

Attn: Chief Financial Officer

Telephone: (650) 935-9500

with copies to:

Steve L. Camahort

Shearman & Sterling LLP

525 Market Street, Suite 1500

San Francisco, CA 94105

Telephone: (415) 616-1100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 9, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 170404305
1.	Names of Reporting Persons. STG UGP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,953,588 (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,953,588 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,953,588 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13.	Percent of Class Represented by Amount in Row (11) 6.4% (See Item 5)
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 170404305
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) STG III GP, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,953,588 (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,953,588 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,953,588 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13.	Percent of Class Represented by Amount in Row (11) 6.4% (See Item 5)
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 170404305
1.	Names of Reporting Persons. STG III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,724,822 (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,724,822 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,724,822 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13.	Percent of Class Represented by Amount in Row (11) 5.7% (See Item 5)
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 170404305
1.	Names of Reporting Persons. STG III-A, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 228,766 (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 228,766 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 228,766 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13.	Percent of Class Represented by Amount in Row (11) .7% (See Item 5)
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 170404305
1.	Names of Reporting Persons. Dr. Romesh Wadhwani
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,953,588 (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,953,588 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,953,588 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13.	Percent of Class Represented by Amount in Row (11) 6.4% (See Item 5)
14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 6 (“Amendment No. 6”) amends and supplements the statement on Schedule 13D filed by the Reporting Persons (as such term is defined in Item 2) on January 11, 2010 (the “Schedule 13D”).

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The information set forth in the Exhibits and Schedule attached hereto is expressly incorporated herein by reference and the response to each item of this Schedule 13D is qualified in its entirety by the provisions of such Exhibits and Schedule.

Item 1.	Security and Issuer.

Item 2.	Identity and Background.

Item 3.	Source Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is amended and supplemented to include the following:

“In a series of pro-rata partnership transactions completed on March 9, 2010 STG III and STG III-A sold a total of 494,641 shares of Common Stock for approximately $1,885,216.”

Item 4.	Purpose of Transaction

Item 5.

(a) Item 5(a) of the Schedule 13D is amended and restated in its entirety as follows:

“The Reporting Persons may be deemed to beneficially own an aggregate of 1,953,588 shares of Common Stock (the “Shares”).

The Company has reported in its Quarterly Report on Form 10-Q that as of January 15, 2010, there were 30,363,187 shares of Common Stock issued and outstanding. The Shares that may be deemed to be beneficially owned by the Reporting Persons represents approximately 6.4% of the outstanding shares of Common Stock as of January 15, 2010. The foregoing percentage was calculated in accordance with Rue 13d-3(d)(1) of the Exchange Act, which specifically excludes from such calculations all securities not outstanding which are subject to options, warrant, rights or conversion privileges and which are beneficially owned by any person other than the Reporting Persons.

By virtue of the relationships described herein, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5 under the Exchange Act. As a member of a group, each Reporting Person may be deemed to share voting and dispositive power with respect to, and therefore beneficially own, the shares beneficially owned by member of the group as a whole. The filing of this Statement shall not be construed as an admission that the Reporting Persons beneficially own those shares held by any other members of the group.”

(b) Item 5(b) of the Schedule 13D is amended and restated in its entirety as follows:

“1,724,822 shares of Common Stock are owned directly by STG III and 228,766 shares of Common Stock are owned directly by STG III-A. STG III GP is the sole general partner of STG III and STG III-A and consequently has the power to vote or direct the voting, or dispose or direct the disposition, of all of the Shares. STG UGP is the sole general partner of STG III GP and controls the voting or disposition of all of the Shares. Dr. Wadhwani is the Manager of STG UPG and either has sole authority and discretion to manage and conduct the affairs of STG UGP or has veto power over the management and conduct of STG UGP. By reason of these relationships, each of the Reporting Persons may be deemed to share the power to vote or direct the vote and to dispose or direct the disposition of the Shares beneficially owned by such Reporting Person as indicated above.

STG III GP, STG UGP and Dr. Wadhwani each disclaim beneficial ownership of the Shares held directly by STG III and STG III-A except to the extent of their pecuniary interest therein. The filing of this Statement shall not be construed as an admission that any of the Reporting Persons share beneficial ownership for purposes of Sections 13(d) of the Exchange Act.”

(c) Item 5(c) of the Schedule 13D is amended and restated in its entirety as follows:

“The following charts reflect the transactions in the shares of Common Stock effected by STG III and STG III-A during the past sixty days, all of which were effect on the open market through various brokerage entities.

Transaction in Common Stock by STG III in the past sixty days:

Date of Transaction	Nature of Transaction	Quantity	Price Per Share
March 5, 2010	Sale of Common Stock	39,984	$3.67
March 8, 2010	Sale of Common Stock	43,575	$3.63
March 9, 2010	Sale of Common Stock	353,160	$3.85

Transaction in Common Stock by STG III-A in the past sixty days:

Date of Transaction	Nature of Transaction	Quantity	Price Per Share
March 5, 2010	Sale of Common Stock	5,303	$3.67
March 8, 2010	Sale of Common Stock	5,779	$3.63
March 9, 2010	Sale of Common Stock	46,840	$3.85

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits.

99.2	Power of Attorney granted by STG UGP, LLC

99.3	Power of Attorney granted by STG III GP, L.P.

99.4	Power of Attorney granted by STG III, L.P.

99.5	Power of Attorney granted by STG III-A, L.P.

99.6	Power of Attorney granted by Dr. Romesh Wadhwani

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

STG UGP, LLC

By:	/s/ BRAD MACMILLIN
Name:	Brad MacMillin
Title:	Authorized Person*

STG III GP, L.P. By: STG UGP, LLC, its general partner

By:	/s/ BRAD MACMILLIN
Name:	Brad MacMillin
Title:	Authorized Person*

STG III, L.P. By: STG III GP, L.P., its general partner By: STG UGP, LLC, its general partner

By:	/s/ BRAD MACMILLIN
Name:	Brad MacMillin
Title:	Authorized Person*

STG III-A, L.P. By: STG III GP, L.P., its general partner By: STG UGP, LLC, its general partner

By:	/s/ BRAD MACMILLIN
Name:	Brad MacMillin
Title:	Authorized Person*

Dr. Romesh Wadhwani

By:	/s/ BRAD MACMILLIN
Name:	Brad MacMillin
Title:	Authorized Person*

*	See attached Powers of Attorney

INDEX TO EXHIBITS

Exhibit Number	Document

99.2	Power of Attorney granted by STG UGP, LLC

99.3	Power of Attorney granted by STG III GP, L.P.

99.4	Power of Attorney granted by STG III, L.P.

99.5	Power of Attorney granted by STG III-A, L.P.

99.6	Power of Attorney granted by Dr. Romesh Wadhwani